SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number: 001-33469

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

No. 3055 Middle Fuxing Road
Baoding 071051
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑               Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐               No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
FORM 6-K
     This Report on Form 6-K and the documents attached as exhibits hereto are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (Registration No. 333-155782) originally filed on November 28, 2008, as amended.
     The Registrant is filing material documents not previously filed.

The following documents are filed as part of this Form 6-K:
10.1	Amendment No. 2 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan

10.2	Amendment No. 3 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan
EX-10.1
EX-10.2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
By:	/s/ Zongwei Li
	Name:	Zongwei Li
	Title:	Director and Chief Financial Officer

Date: August 24, 2009

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